Exhibit 99.1

1. CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2021	December 31, 2020
Property, plant and equipment owned	B.2.1.	9,503	9,365
Property, plant and equipment leased - right-of-use assets	B.2.2.	1,473	1,198
Goodwill	B.3.	44,979	44,364
Other intangible assets	B.3.	19,466	18,421
Investments accounted for using the equity method	B.5.	214	201
Other non-current assets	B.6.	2,699	2,734
Non-current income tax assets		152	248
Deferred tax assets		4,240	4,212
Non-current assets		82,726	80,743
Inventories		9,261	8,352
Accounts receivable	B.7.	6,802	7,491
Other current assets		3,094	2,737
Current income tax assets		623	1,208
Cash and cash equivalents	B.9.	9,722	13,915
Current assets		29,502	33,703
Assets held for sale or exchange		93	83
TOTAL ASSETS		112,321	114,529

The accompanying notes on pages

11
to

39
are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS – EQUITY AND LIABILITIES

(€ million)	Note	June 30, 2021	December 31, 2020
Equity attributable to equity holders of Sanofi		63,237	63,001
Equity attributable to non-controlling interests		127	146
Total equity	B.8.	63,364	63,147
Long-term debt	B.9.	17,935	19,745
Non-current lease liabilities		1,242	931
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	247	387
Non-current provisions and other non-current liabilities		7,022	7,536
Non-current income tax liabilities		1,692	1,733
Deferred tax liabilities		1,674	1,770
Non-current liabilities		29,812	32,102
Accounts payable		5,374	5,295
Current liabilities related to business combinations and to non-controlling interests	B.11.	200	218
Current provisions and other current liabilities		10,493	10,132
Current income tax liabilities		588	604
Current lease liabilities		247	232
Short-term debt and current portion of long-term debt	B.9.	2,225	2,767
Current liabilities		19,127	19,248
Liabilities related to assets held for sale or exchange		18	32
TOTAL EQUITY AND LIABILITIES		112,321	114,529

The accompanying notes on pages

11
to

39
are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Net sales	B.20.	17,335	17,180	36,041
Other revenues		596	574	1,328
Cost of sales		(5,541)	(5,543)	(12,157)
Gross profit		12,390	12,211	25,212
Research and development expenses		(2,663)	(2,692)	(5,529)
Selling and general expenses		(4,530)	(4,607)	(9,390)
Other operating income	B.15.	409	281	696
Other operating expenses	B.15.	(709)	(693)	(1,415)
Amortization of intangible assets	B.3.	(775)	(883)	(1,681)
Impairment of intangible assets	B.4.	(178)	(323)	(330)
Fair value remeasurement of contingent consideration	B.6. - B.11.	(4)	54	124
Restructuring costs and similar items	B.16.	(327)	(758)	(1,064)
Other gains and losses, and litigation	B.17.	—	136	136
Gain on Regeneron investment arising from transaction of May 29, 2020		—	7,382	7,382
Operating income		3,613	10,108	14,141
Financial expenses	B.18.	(189)	(198)	(390)
Financial income	B.18.	28	31	53
Income before tax and investments accounted for using the equity method		3,452	9,941	13,804
Income tax expense	B.19.	(682)	(994)	(1,813)
Share of profit/(loss) from investments accounted for using the equity method		26	354	359
Net income		2,796	9,301	12,350
Net income attributable to non-controlling interests		20	20	36
Net income attributable to equity holders of Sanofi		2,776	9,281	12,314
Average number of shares outstanding (million)	B.8.7.	1,250.3	1,251.7	1,253.6
Average number of shares after dilution (million)	B.8.7.	1,255.6	1,258.2	1,260.1
–Basic earnings per share (in euros)		2.22	7.41	9.82
–Diluted earnings per share (in euros)		2.21	7.38	9.77

The accompanying notes on pages

11
to

39
are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Net income		2,796	9,301	12,350
Attributable to equity holders of Sanofi		2,776	9,281	12,314
Attributable to non-controlling interests		20	20	36
Other comprehensive income:
▪Actuarial gains/(losses)	B.8.8.	328	(146)	(268)
▪Change in fair value of equity instruments included in financial assets	B.8.8.	67	299	320
▪Tax effects	B.8.8.	(15)	(89)	(40)
Subtotal: items not subsequently reclassifiable to profit or loss (A)		380	64	12
▪Change in fair value of debt instruments included in financial assets	B.8.8.	(17)	4	15
▪Change in fair value of cash flow hedges	B.8.8.	(4)	29	4
▪Change in currency translation differences	B.8.8.	1,061	(944)	(3,978)
▪Tax effects	B.8.8.	34	9	(63)
Subtotal: items subsequently reclassifiable to profit or loss (B)		1,074	(902)	(4,022)
Other comprehensive income for the period, net of taxes (A+B)		1,454	(838)	(4,010)
Comprehensive income		4,250	8,463	8,340
Attributable to equity holders of Sanofi		4,228	8,451	8,324
Attributable to non-controlling interests		22	12	16

The accompanying notes on pages

11
to

39
are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2019	2,495	13	(153)	53,093	3,596	(168)	58,876	159	59,035
Other comprehensive income for the period	—	—	—	(162)	—	813	651	(1)	650
Net income for the period	—	—	—	2,806	—	—	2,806	31	2,837
Comprehensive income for the period	—	—	—	2,644	—	813	3,457	30	3,487
Dividend paid out of 2018 earnings (€3.07 per share)	—	—	—	(3,834)	—	—	(3,834)	—	(3,834)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(14)	(14)
Share repurchase program (a)	—	—	(12)	—	—	—	(12)	—	(12)
Share-based payment plans:
▪Exercise of stock options	6	141	—	—	—	—	147	—	147
▪Issuance of restricted shares and vesting of existing restricted shares (b)	7	(7)	153	(153)	—	—	—	—	—
▪Proceeds from sale of treasury shares on exercise of stock options	—	—	3	—	—	—	3	—	3
▪Value of services obtained from employees	—	—	—	—	252	—	252	—	252
▪Tax effects of the exercise of stock options	—	—	—	—	15	—	15	—	15
Other changes arising from issuance of restricted shares (c)	—	—	—	30	—	—	30	—	30
Change in non-controlling interests without loss of control	—	—	—	(7)	—	—	(7)	(1)	(8)
Other (d)	—	—	—	7	—	—	7	—	7
Balance at December 31, 2019	2,508	147	(9)	51,780	3,863	645	58,934	174	59,108

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(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2020	2,508	147	(9)	51,780	3,863	645	58,934	174	59,108
Other comprehensive income for the period	—	—	—	64	—	(894)	(830)	(8)	(838)
Net income for the period	—	—	—	9,281	—	—	9,281	20	9,301
Comprehensive income for the period	—	—	—	9,345	—	(894)	8,451	12	8,463
Dividend paid out of 2019 earnings (€3.15 per share)	—	—	—	(3,937)	—	—	(3,937)	—	(3,937)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(4)	(4)
Share repurchase program (a)	—	—	(361)	—	—	—	(361)	—	(361)
Share-based payment plans:
▪Exercise of stock options	1	37	—	—	—	—	38	—	38
▪Issuance of restricted shares and vesting of existing restricted shares (b)	3	(3)	126	(126)	—	—	—	—	—
▪Value of services obtained from employees	—	—	—	—	165	—	165	—	165
▪Tax effects of the exercise of stock options	—	—	—	—	12	—	12	—	12
Other changes arising from issuance of restricted shares (c)	—	—	—	2	—	—	2	—	2
Balance at June 30, 2020	2,512	181	(244)	57,064	4,040	(249)	63,304	182	63,486
Other comprehensive income for the period	—	—	—	(51)	—	(3,109)	(3,160)	(12)	(3,172)
Net income for the period	—	—	—	3,033	—	—	3,033	16	3,049
Comprehensive income for the period	—	—	—	2,982	—	(3,109)	(127)	4	(123)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(40)	(40)
Share repurchase program (a)	—	—	(461)	—	—	—	(461)	—	(461)
Share-based payment plans:
▪Exercise of stock options	1	12	—	—	—	—	13	—	13
▪Employee share ownership plan	5	169	—	—	—	—	174	—	174
▪Value of services obtained from employees	—	—	—	—	109	—	109	—	109
•Tax effects of the exercise of stock options	—	—	—	—	(11)	—	(11)	—	(11)
Balance at December 31, 2020	2,518	362	(705)	60,046	4,138	(3,358)	63,001	146	63,147

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(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other comprehensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2021	2,518	362	(705)	60,046	4,138	(3,358)	63,001	146	63,147
Other comprehensive income for the period	—	—	—	380	—	1,072	1,452	2	1,454
Net income for the period	—	—	—	2,776	—	—	2,776	20	2,796
Comprehensive income for the period	—	—	—	3,156	—	1,072	4,228	22	4,250
Dividend paid out of 2020 earnings (€3.20 per share)	—	—	—	(4,008)	—	—	(4,008)	—	(4,008)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(41)	(41)
Share repurchase program (a)	—	—	(140)	—	—	—	(140)	—	(140)
Share-based payment plans:
•Exercise of stock options	—	4	—	—	—	—	4	—	4
•Issuance of restricted shares and vesting of existing restricted shares (b)	4	(4)	148	(148)	—	—	—	—	—
•Value of services obtained from employees	—	—	—	—	134	—	134	—	134
•Tax effects of the exercise of stock options	—	—	—	—	18	—	18	—	18
Balance at June 30, 2021	2,522	362	(697)	59,046	4,290	(2,286)	63,237	127	63,364
(a)See Note B.8.2.
(b)This line includes restricted share awards fulfilled using existing shares.
(c)Issuance of restricted shares to former employees of the Animal Health business and the European Generics business subsequent to the date of divestment.
(d)This line includes the impact of the settlement of a put option granted to non-controlling interests in connection with a divestment.

The accompanying notes on pages

11
to

39
are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Net income attributable to equity holders of Sanofi		2,776	9,281	12,314
Non-controlling interests		20	20	36
Share of undistributed earnings from investments accounted for using the equity method		(8)	(327)	(339)
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		1,726	2,013	3,684
Gains and losses on disposals of non-current assets, net of tax (a)		(105)	(177)	(301)
Gain on Regeneron investment arising from transaction of May 29, 2020, net of tax		—	(6,870)	(6,880)
Net change in deferred taxes		(134)	(296)	(214)
Net change in non-current provisions and other non-current liabilities (b)		(151)	317	(142)
Cost of employee benefits (stock options and other share-based payments)		134	168	274
Impact of the workdown of acquired inventories remeasured at fair value		—	36	53
Other profit or loss items with no cash effect		(39)	155	(711)
Operating cash flow before changes in working capital		4,219	4,320	7,774
(Increase)/decrease in inventories		(821)	(1,023)	(593)
(Increase)/decrease in accounts receivable		751	516	(134)
Increase/(decrease) in accounts payable		(89)	(325)	86
Net change in other current assets and other current liabilities		694	438	316
Net cash provided by/(used in) operating activities (c)		4,754	3,926	7,449
Acquisitions of property, plant and equipment and intangible assets	B.2. - B.3.	(1,018)	(682)	(2,114)
Acquisitions of consolidated undertakings and investments accounted for using the equity method (d)	B.1.	(1,520)	(2,360)	(5,336)
Acquisitions of other equity investments		(71)	(17)	(137)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (e)		299	709	918
Net proceeds from sale of Regeneron shares on May 29, 2020 (f)		—	10,512	10,370
Net change in other non-current assets		(29)	(87)	(113)
Net cash provided by/(used in) investing activities		(2,339)	8,075	3,588
Issuance of Sanofi shares	B.8.1.	23	38	203
Dividends paid:
▪ to shareholders of Sanofi		(4,008)	(3,937)	(3,937)
▪to non-controlling interests		(41)	(4)	(44)
Additional long-term debt contracted	B.9.1.	1	2,014	2,019
Repayments of long-term debt	B.9.1.	(2,211)	(3,954)	(3,952)
Repayment of lease liabilities		(106)	(121)	(234)
Net change in short-term debt and other financial instruments		(134)	923	282
Acquisitions of treasury shares	B.8.2	(140)	(361)	(822)
Net cash provided by/(used in) financing activities		(6,616)	(5,402)	(6,485)
Impact of exchange rates on cash and cash equivalents		8	(57)	(64)
Net change in cash and cash equivalents		(4,193)	6,542	4,488
Cash and cash equivalents, beginning of period		13,915	9,427	9,427
Cash and cash equivalents, end of period	B.9.	9,722	15,969	13,915

2021 Half-Year Financial Report - Sanofi	9

(a)Includes non-current financial assets.
(b)This line item includes contributions paid to pension funds (see Note B.12.).
(c)Of which:

	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
▪Income tax paid	(220)	(383)	(2,051)
▪Interest paid	(180)	(174)	(315)
▪Interest received	1	29	37

(d)This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations.For the six months ended June 30, 2021, it includes the net cash outflow arising from the acquisitions of Kymab, Kiadis and Tidal (see Note B.1.).
(e)This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets, net of tax (including €10 million of deferred taxes as of June 30, 2021). For the six months ended June 30, 2021, it includes the divestment of operations relating to certain established prescription products for a selling price of €84 million before taxes. For the six months ended June 30, 2020 and the year ended December 31, 2020 it includes (i) the sale of operations relating to the Seprafilm® product to Baxter (for a selling price of €313 million before taxes as of June 30, 2020 and €311 million before taxes as of December 31, 2020); (ii) the divestment of certain established prescription products (for a selling price of €105 million before taxes as of June 30, 2020 and €97 million before taxes as of December 31, 2020); and (iii) contingent consideration of €167 million before taxes relating to a past divestment.
(f)The net proceeds from the sale of Regeneron shares as of December 31, 2020 are presented net of taxes.

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NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021

INTRODUCTION
Sanofi, together with its subsidiaries (collectively “Sanofi”, “the Group” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The condensed consolidated financial statements for the six months ended June 30, 2021 were reviewed by the Sanofi Board of Directors at the Board meeting on July 28, 2021.

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2020.
The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2021 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2021 are available via the following web link:
https://www.efrag.org/Endorsement
The accounting policies applied effective January 1, 2021 are identical to those presented in the consolidated financial statements for the year ended December 31, 2020.
As a reminder, Sanofi early adopted the Phase 2 amendment to IFRS 9 relating to interest rate benchmark reform in its consolidated financial statements for the year ended December 31, 2020.

A.2. USE OF ESTIMATES
The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:
•amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;
•impairment of property, plant and equipment and intangible assets;
•the valuation of goodwill and the valuation and useful life of acquired intangible assets;
•the measurement of contingent consideration receivable in connection with asset divestments and of contingent consideration payable;
•the measurement of financial assets at amortized cost;
•the amount of post-employment benefit obligations;
•the amount of liabilities or provisions for restructuring, litigation, tax risks and environmental risks; and
•the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences.

Actual results could differ from these estimates.

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For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. That rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

A.3. SEASONAL TRENDS
Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES IN HYPERINFLATIONARY ECONOMIES
In 2021, Sanofi continues to account for subsidiaries in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. In 2018, following a change to the foreign exchange system, the “DICOM” rate was replaced by the “PETRO” rate (with a floating US dollar/bolivar parity) and the strong bolivar (“VEF”) by a new currency known as the sovereign bolivar (“VES”), reflecting a 1-for-100,000 devaluation. Consequently, the contribution of the Venezuelan subsidiaries to the Sanofi consolidated financial statements is immaterial.
In Argentina and Lebanon, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in those countries. Consequently, Sanofi has treated Argentina (since July 1, 2018) and Lebanon (since January 1, 2020) as hyperinflationary economies, and applied IAS 29. The impact on the financial statements of adjustments required for the application of IAS 29 in respect of Argentina and Lebanon as of June 30, 2021 is immaterial.

A.5. FAIR VALUE OF FINANCIAL INSTRUMENTS
Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:
•Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);
•Level 2: quoted prices in active markets for similar assets or liabilities, or valuation techniques in which all important inputs are derived from observable market data;
•Level 3: valuation techniques in which not all important inputs are derived from observable market data.

12	2021 Half-Year Financial Report - Sanofi

The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.
B.6.	Financial assets at fair value (contingent consideration receivable)	Fair value	3	Revenue-based approach	Under IFRS 9, contingent consideration receivable on a divestment is a financial asset. The fair value of such assets is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7.3. to the consolidated financial statements for the year ended December 31, 2020.
B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
B.6.	Financial assets recognized under the fair value option(a)	Fair value	1	Market value	Quoted market price	N/A
B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.
B.9.	Debt	Amortized cost(b)	N/A	N/A
In the case of debt with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.
For debt with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).

B.9.	Lease liabilities	Amortized cost	N/A	N/A	Future lease payments are discounted using the incremental borrowing rate.
B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Interest rate swaps(c)	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps(c)	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.11.	Liabilities related to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price		N/A
B.11.	Liabilities related to business combinations and to non-controlling interests (other than CVRs)	Fair value	3	Revenue-based approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.
(a)These assets are held to fund a deferred compensation plan offered to certain employees.
(b)In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).
(c)The fair value of the Dexcom equity derivatives (see Note B.10.3) is classified as Level 2 because the valuation is based on a generally accepted technique (the Black & Scholes model) that uses inputs from directly observable market parameters (share price, risk free rate and implied volatility).

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A.6. NEW PRONOUNCEMENTS ISSUED BY THE IASB AND APPLICABLE FROM JULY 2021 OR LATER
On February 12, 2021, the IASB issued an amendment to IAS 1 concerning accounting policy disclosures, and an amendment to IAS 8 concerning the definition of accounting estimates. On May 7, 2021, the IASB issued an amendment to IAS 12 concerning deferred tax related to assets and liabilities arising from a single transaction. Sanofi does not expect any material impact from the application of these two amendments, which are effective (subject to endorsement by the European Union) for annual reporting periods beginning on or after January 1, 2023. Sanofi will not early adopt these amendments.
On March 31, 2021, the IASB issued a second “Covid-19-Related Rent Concessions” amendment to IFRS 16, effective (subject to endorsement by the European Union) for annual reporting periods beginning on or after July 1, 2021. The amendment enables lessees, subject to certain conditions, to opt out of the requirement to determine whether a Covid-19-related rent concession is a lease modification. Sanofi does not expect a material impact from the application of this amendment.
On January 23, 2020, the IASB issued “Classification of Liabilities as Current or Non-current”, an amendment to IAS 1. On May 14, 2020, the IASB issued “Reference to the Conceptual Framework”, an amendment to IFRS 3; “Proceeds before Intended Use”, an amendment to IAS 16; “Onerous Contracts – Cost of Fulfilling a Contract”, an amendment to IAS 37; and “Annual Improvements to IFRS standards 2018-2020”. Sanofi does not expect a material impact from those amendments, which are effective (subject to endorsement by the European Union) for annual reporting periods beginning on or after January 1, 2022. Sanofi will not early adopt these amendments.
In its April 2021 update, the IFRS IC published an agenda decision clarifying how to calculate the obligation relating to certain defined benefit plans under which the retirement benefit is (i) contingent on the employee being employed by the entity at the time of retirement and (ii) capped at a specified number of years of service. The impacts of this decision on Sanofi are under review.
In its March 2021 update, the IFRS IC published an agenda decision clarifying how to account for costs of configuring or customising a supplier’s application software in a Software as a Service (SaaS) arrangement. The impacts of this decision on Sanofi are under review.

A.7. COVID-19 PANDEMIC
As a reminder, Covid-19 – confirmed as a pandemic by the World Health Organisation on March 11, 2020 – had no major impact on the Sanofi consolidated financial statements for the six months ended June 30, 2020 or the year ended December 31, 2020. Specifically, the pandemic did not create any uncertainties that appreciably called into question the estimates and assumptions made by management.
In the first half of 2021, a return to normal activity levels was observed in the principal markets where Sanofi operates. Sanofi will continue to monitor the situation, and to update management’s estimates and assumptions accordingly.
Effect of the Covid-19 pandemic on accounts receivable
As of June 30, 2021, Sanofi has identified nothing that would indicate a material increase in expected credit risk, especially as regards its principal customers (see Note B.20.4).
Effect of the Covid-19 pandemic on the liquidity position
The Covid-19 pandemic did not have a negative impact on Sanofi’s liquidity position.

A.8. AGREEMENTS RELATING TO THE RECOMBINANT COVID-19 VACCINE CANDIDATE DEVELOPED BY SANOFI IN COLLABORATION WITH GSK
On May 27, 2021, Sanofi and GlaxoSmithKline (GSK) initiated an international Phase III trial to evaluate the efficacy of their COVID-19 vaccine candidate.
As of June 30, 2021, that new stage in the development of the vaccine candidate has not altered the funding commitments made by the United States during 2020, or the pre-orders placed by Canada, the United Kingdom or the European Union (see Note A.7. to the consolidated financial statements for the year ended December 31, 2020).
Sanofi has recognized the US government funding as a deduction from the research and development expenses incurred, or from the acquisition cost of the property, plant and equipment acquired, in accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance).
Sanofi did not receive any further amounts during the first half of 2021 in respect of pre-order contracts entered into with Canada, the United Kingdom or the European Union.

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B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2021

B.1. MAIN ACQUISITIONS OF THE PERIOD
Acquisition of Kymab
On April 8, 2021, Sanofi acquired the entire share capital of Kymab for an upfront payment of $1.1 billion (€973 million) and up to $350 million contingent upon reaching certain development milestones.
Sanofi elected to apply the optional test to identify concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an asset acquisition given that the principal asset (the KY1005 project, currently in phase II clinical development, and relating to the human monoclonal antibody OX40L, an essential regulator of the immune system) concentrates substantially all of the fair value of the acquired set of activities and assets.
Of the total acquisition price paid, €956 million was allocated to Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed as part of the transaction.
The impact of this acquisition as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows is a net cash outflow of €922 million.
Acquisition of Kiadis
On November 2, 2020, Sanofi and Kiadis, a biopharmaceutical company developing novel "off-the-shelf" natural killer (NK) cell therapies for patients with life-threatening diseases, entered into a definitive agreement whereby Sanofi was to make a public offer to acquire the entire share capital of Kiadis, 61,084,776 shares, at a cash price of €5.45 per share.
The acquisition was approved unanimously by the Boards of Directors of Sanofi and Kiadis, and 95.03% of the share capital of Kiadis had been tendered into the offer as of April 16, 2021. As of the end of the post-closing acceptance period on April 29, 2021, Sanofi held 97.39% of the share capital of Kiadis, and launched a statutory public buy-out procedure in order to obtain 100% of the share capital.
Sanofi elected to apply the optional test to identify concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an asset acquisition given that the principal asset (the K-NK technology platform) concentrates substantially all of the fair value of the acquired set of activities and assets.
Of the total acquisition price paid, €333 million was allocated to Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed as part of the transaction.
The impact of this acquisition as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows is a net cash outflow of €319 million.
Acquisition of Tidal
On April 9, 2021, Sanofi acquired Tidal Therapeutics, a privately owned, pre-clinical stage biotech company with a unique mRNA-based approach for in vivo reprogramming of immune cells. The new technology platform will expand Sanofi’s research capabilities in immuno-oncology and inflammatory diseases, and may have applicability to other disease areas as well.
Tidal Therapeutics was acquired for an upfront payment of $160 million (€136 million), and up to $310 million contingent upon reaching certain development milestones.
Sanofi elected to apply the optional test to identify concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an asset acquisition given that the principal asset (the unique mRNA-based in vivo reprogramming technology) concentrates substantially all of the fair value of the acquired set of activities and assets.
Of the total acquisition price paid, €130 million was allocated to Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed as part of the transaction.
The impact of this acquisition as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows is a net cash outflow of €135 million.

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B.2. PROPERTY, PLANT AND EQUIPMENT

B.2.1. Property, plant and equipment owned
The table below sets forth acquisitions and capitalized interest by operating segment for the first half of 2021:

(€ million)	June 30, 2021	December 31, 2020
Acquisitions	523	1,310
Pharmaceuticals	356	831
Industrial facilities	232	634
Research sites	72	152
Other	52	45
Vaccines	140	384
Consumer Healthcare	27	95
Capitalized interest	6	11
Firm orders for property, plant and equipment stood at €764 million as of June 30, 2021.

B.2.2. Property, plant and equipment leased - right-of-use assets
In December 2018, Sanofi signed two leases on real estate assets in the United States (at Cambridge, Massachusetts) for an initial lease term of 15 years. The first lease, relating to office space, began in April 2021. Consequently, Sanofi recognized a right-of-use-asset and a lease liability in its balance sheet. As of June 30, 2021, the right-of-use asset amounted to €313 million.
The second lease, relating to laboratory facilities, began on July 1, 2021. The undiscounted, non-cancellable obligation amounted to €479 million as of June 30, 2021.

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B.3. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill amounted to €44,979 million as of June 30, 2021, versus €44,364 million as of December 31, 2020. The movement during the period was mainly due to the impact of changes in exchange rates.
Movements in other intangible assets during the first half of 2021 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2021	9,600	61,074	1,748	72,422
Changes in scope of consolidation (a)	1,337	82	—	1,419
Acquisitions and other increases	277	63	74	414
Disposals and other decreases	—	(68)	(13)	(81)
Currency translation differences	229	803	12	1,044
Transfers	(7)	10	(5)	(2)
Gross value at June 30, 2021	11,436	61,964	1,816	75,216
Accumulated amortization and impairment at January 1, 2021	(3,508)	(49,345)	(1,148)	(54,001)
Amortization expense	—	(797)	(71)	(868)
Impairment losses, net of reversals (b)	(137)	(41)	—	(178)
Disposals and other decreases	1	37	12	50
Currency translation differences	(50)	(693)	(10)	(753)
Accumulated amortization and impairment at June 30, 2021	(3,694)	(50,839)	(1,217)	(55,750)
Carrying amount at January 1, 2021	6,092	11,729	600	18,421
Carrying amount at June 30, 2021	7,742	11,125	599	19,466
(a)See Note B.1.
(b)See Note B.4.

Acquisitions of other intangible assets (excluding software) in the first half of 2021 totaled €340 million. The main items were upfront and milestone payments within the Specialty Care and Vaccines GBUs.
“Products, trademarks and other rights” mainly comprises:
•marketed products, with a carrying amount of €10.5 billion as of June 30, 2021 (versus €11.4 billion as of December 31, 2020) and a weighted average amortization period of approximately 10 years;
•technological platforms brought into service, with a carrying amount of €0.4 billion as of June 30, 2021 (versus €0.2 billion as of December 31, 2020) and a weighted average amortization period of approximately 13 years; and
•trademarks, with a carrying amount of €0.1 billion as of June 30, 2021 (versus €0.1 billion as of December 31, 2020) and a weighted average amortization period of approximately 12 years.

B.4. IMPAIRMENT OF INTANGIBLE ASSETS
The results of impairment tests on other intangible assets led to the recognition of a net impairment loss of €178 million in the first half of 2021.
Most of the impairment losses recognized during the period related to research and development projects in the Pharmaceuticals and Vaccines segments.

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B.5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2020), and comprise:

(€ million)	% interest	June 30, 2021	December 31, 2020
Infraserv GmbH & Co. Höchst KG (a)	31.2	69	72
MSP Vaccine Company (b)	50.0	67	44
Other investments	—	78	85
Total		214	201
(a)Joint venture.
(b)Joint venture. MSP Vaccine Company owns 100% of MCM Vaccine B.V.

The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2021	June 30, 2020	December 31, 2020
Sales (a)	31	52	75
Royalties and other income (a)	26	65	97
Accounts receivable and other receivables	66	7	50
Purchases and other expenses (including research expenses) (a)	124	605	747
Accounts payable and other payables	17	5	15
(a)For 2020, these amounts include transactions between Sanofi and Regeneron for the period from January 1 through May 29, 2020. The table above does not include the repurchase by Regeneron of its own shares from Sanofi (see Note D.1. to the consolidated financial statements for the year ended December 31, 2020).

B.6. OTHER NON-CURRENT ASSETS
Other non-current assets comprise:

(€ million)	June 30, 2021	December 31, 2020
Equity instruments at fair value through other comprehensive income	669	588
Debt instruments at fair value through other comprehensive income	409	426
Other financial assets at fair value through profit or loss	836	890
Pre-funded pension obligations	179	177
Long-term prepaid expenses	77	92
Long-term loans and advances and other non-current receivables	508	537
Derivative financial instruments	21	24
Total	2,699	2,734

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B.7. ACCOUNTS RECEIVABLE
Accounts receivable break down as follows:

(€ million)	June 30, 2021	December 31, 2020
Gross value	6,932	7,633
Allowances	(130)	(142)
Carrying amount	6,802	7,491
The impact of allowances against accounts receivable in the first half of 2021 was a net expense of €2 million (versus a net expense of €40 million for the first half of 2020).
The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1-3 months	Overdue by 3-6 months	Overdue by 6-12 months	Overdue by > 12 months
June 30, 2021	427	78	105	96	33	115
December 31, 2020	549	271	97	52	34	95
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.6. to the consolidated financial statements for the year ended December 31, 2020 and hence were derecognized was €522 million as of June 30, 2021 (versus €18 million as of December 31, 2020). The residual guarantees relating to those transfers were immaterial as of June 30, 2021.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. SHARE CAPITAL
As of June 30, 2021, the share capital was €2,521,571,560 and consisted of 1,260,785,780 shares (the total number of shares outstanding) with a par value of €2.
Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period
June 30, 2021	8.25	0.655%
December 31, 2020	8.28	0.658%
June 30, 2020	2.59	0.207%
January 1, 2020	0.02	0.002%
A total of 62,396 shares were issued in the first half of 2021 as a result of the exercise of Sanofi stock subscription options.
A total of 1,751,646 shares vested under Sanofi restricted share plans during the first half of 2021, either by issuance of new shares or by vesting of existing restricted shares.

B.8.2. REPURCHASE OF SANOFI SHARES
On April 30, 2021, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Sanofi did not use that authorization during the first half of 2021.
On April 28, 2020, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Under that program (and that program alone), Sanofi repurchased 1,758,569 of its own shares during the first half of 2021 for a total amount of €140 million.

B.8.3. REDUCTIONS IN SHARE CAPITAL
No decision to cancel treasury shares was made by the Sanofi Board of Directors during the first half of 2021.

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B.8.4. RESTRICTED SHARE PLANS
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2020. The principal features of the plans awarded in 2021 are set forth below:

2021
Type of plan	Performance share plan
Date of Board meeting approving the plan	April 30, 2021
Total number of shares subject to a 3-year service period	3,484,420
Of which with no market condition	2,209,901
Fair value per share awarded (€) (a)	77.27
Of which with market condition	1,274,519
Fair value per share awarded (€) (b)	71.30
Fair value of plan at the date of grant (€ million)	262
(a)Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.
(b) Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.

The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	June 30, 2021	June 30, 2020
Total expense for restricted share plans (€ million)	83	113
Number of shares not yet fully vested	9,996,495	10,900,815
Under 2021 plans	3,484,420	—
Under 2020 plans	3,175,084	3,340,501
Under 2019 plans	3,252,099	3,545,507
Under 2018 plans	84,892	4,014,807

B.8.5. CAPITAL INCREASES
On February 4, 2021, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €69.38 per share. The subscription period was open from June 7 through June 25, 2021. Sanofi employees subscribed for a total of 2,438,590 shares, and this capital increase was supplemented by the immediate issuance of a further 124,112 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2021 was €51 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
On February 5, 2020, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €70.67 per share. The subscription period was open from June 8 through June 26, 2020. Sanofi employees subscribed for a total of 2,467,101 shares, and this capital increase was supplemented by the immediate issuance of a further 123,615 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2020 was €52 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.

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B.8.6. STOCK SUBSCRIPTION OPTION PLANS
No stock subscription option plans were awarded in the first half of 2021 or 2020.
The expense recognized through equity for stock option plans is immaterial.
The table below provides summary information about options outstanding and exercisable as of June 30, 2021:

Range of exercise prices per share	Outstanding			Exercisable
	Number of options	Weighted average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €50.00 to €60.00 per share	163,367	0.68	56.44	163,367	56.44
From €60.00 to €70.00 per share	168,784	6.85	65.84	—	—
From €70.00 to €80.00 per share	1,499,313	3.60	74.10	1,279,313	73.65
From €80.00 to €90.00 per share	634,184	4.86	89.19	634,184	89.19
Total	2,465,648			2,076,864

B.8.7. NUMBER OF SHARES USED TO COMPUTE DILUTED EARNINGS PER SHARE
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Average number of shares outstanding	1,250.3	1,251.7	1,253.6
Adjustment for stock options with dilutive effect	0.3	0.4	0.4
Adjustment for restricted shares	5.0	6.1	6.1
Average number of shares used to compute diluted earnings per share	1,255.6	1,258.2	1,260.1
As of June 30, 2021, 0.6 million stock options were not taken into account in computing diluted earnings per share because they had no dilutive effect, compared with 0.6 million as of December 31, 2020 and 0.7 million as of June 30, 2020.

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B.8.8. OTHER COMPREHENSIVE INCOME
Movements within other comprehensive income are shown below:

(€ million)	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Actuarial gains/(losses):
▪Actuarial gains/(losses) excluding investments accounted for using the equity method	328	(146)	(267)
▪Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	—	—	(1)
▪Tax effects	(11)	(19)	45
Equity instruments included in financial assets:
▪Change in fair value (excluding investments accounted for using the equity method)	70	365	358
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	(13)	(14)
▪Equity risk hedging instruments designated as fair value hedges	(3)	(53)	(24)
▪Tax effects	(4)	(70)	(85)
Items not subsequently reclassifiable to profit or loss	380	64	12
Debt instruments included in financial assets:
▪Change in fair value (excluding investments accounted for using the equity method) (a)	(17)	4	15
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
▪Tax effects	4	(1)	(3)
Cash flow hedges:
▪Change in fair value (excluding investments accounted for using the equity method) (b)	(4)	29	4
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
▪Tax effects	—	(9)	(2)
Change in currency translation differences:
▪Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method)	1,171	(590)	(3,872)
▪Currency translation differences (investments accounted for using the equity method) (b)	(3)	24	32
▪Currency translation differences related to the investment in Regeneron and reclassified to profit or loss (c)	—	(318)	(318)
▪Hedges of net investments in foreign operations (b)	(107)	(60)	180
▪Tax effects	30	19	(58)
Items subsequently reclassifiable to profit or loss	1,074	(902)	(4,022)
(a)Includes reclassifications to profit or loss: €4 million in the first half of 2021, and €5 million in 2020.
(b)Includes reclassifications to profit or loss: €4 million in the first half of 2021, and €1 million in 2020 (all of which was reclassified in the first half of 2020).
(c)Amount of cumulative currency translation differences associated with the equity investment in Regeneron, reclassified to profit or loss in accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates).

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B.9. DEBT, CASH AND CASH EQUIVALENTS
Changes in financial position during the period were as follows:

(€ million)	June 30, 2021	December 31, 2020
Long-term debt	17,935	19,745
Short-term debt and current portion of long-term debt	2,225	2,767
Interest rate and currency derivatives used to manage debt	70	119
Total debt	20,230	22,631
Cash and cash equivalents	(9,722)	(13,915)
Interest rate and currency derivatives used to manage cash and cash equivalents	(41)	74
Net debt (a)	10,467	8,790
(a)Net debt does not include lease liabilities, which amounted to €1,489 million as of June 30, 2021 and €1,163 million as of December 31, 2020.

“Net debt” is a financial indicator used by management and investors to measure Sanofi’s overall net indebtedness.

B.9.1. NET DEBT AT VALUE ON REDEMPTION
A reconciliation of the carrying amount of net debt in the balance sheet to value on redemption as of June 30, 2021 is shown below:

(€ million)				Value on redemption
	Carrying amount at June 30, 2021	Amortized cost	Adjustment to debt measured at fair value	June 30, 2021	December 31, 2020
Long-term debt	17,935	64	(15)	17,984	19,794
Short-term debt and current portion of long-term debt	2,225	(2)	2	2,225	2,767
Interest rate and currency derivatives used to manage debt	70	—	17	87	142
Total debt	20,230	62	4	20,296	22,703
Cash and cash equivalents	(9,722)	—	—	(9,722)	(13,915)
Interest rate and currency derivatives used to manage cash and cash equivalents	(41)	—	—	(41)	74
Net debt (a)	10,467	62	4	10,533	8,862
(a)Net debt does not include lease liabilities, which amounted to €1,489 million as of June 30, 2021 and €1,163 million as of December 31, 2020.

The table below shows an analysis of net debt by type, at value on redemption:

(€ million)	June 30, 2021			December 31, 2020
	non-current	current	Total	non-current	current	Total
Bond issues	17,897	1,938	19,835	19,698	2,280	21,978
Other bank borrowings	87	133	220	96	200	296
Other borrowings	—	2	2	—	2	2
Bank credit balances	—	152	152	—	285	285
Interest rate and currency derivatives used to manage debt	—	87	87	57	85	142
Total debt	17,984	2,312	20,296	19,851	2,852	22,703
Cash and cash equivalents	—	(9,722)	(9,722)	—	(13,915)	(13,915)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	(41)	(41)	6	68	74
Net debt	17,984	(7,451)	10,533	19,857	(10,995)	8,862

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Principal financing and debt reduction transactions during the period
Sanofi did not carry out any bond issues in the first half of 2021.
Two bond issues were redeemed during the first half of 2021:
a.a March 2011 fixed-rate bond issue of $2 billion, which matured on March 29, 2021; and
b.a September 2015 bond issue of €500 million, redeemed on June 22, 2021 ahead of the contractual maturity date.
Sanofi had the following arrangements in place as of June 30, 2021 to manage its liquidity in connection with current operations:
•a syndicated credit facility of €4 billion, drawable in euros and in US dollars, the maturity of which was extended to December 4, 2022 following the exercise of a second extension option in June 2021, and which includes a further one-year extension option; and
•a syndicated credit facility of €4 billion, drawable in euros and in US dollars, expiring December 2025, which includes two further extension options of one year each.
As of June 30, 2021, there were no drawdowns under either facility.
Sanofi also has a €6 billion Negotiable European Commercial Paper program in France and a $10 billion Commercial Paper program in the United States. During the first half of 2021 only the US program was used, with an average drawdown of $1.2 billion.
The financing in place as of June 30, 2021 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

B.9.2. MARKET VALUE OF NET DEBT
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	June 30, 2021	December 31, 2020
Market value	11,811	10,500
Value on redemption	10,533	8,862

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B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1 CURRENCY DERIVATIVES USED TO MANAGE OPERATING RISK EXPOSURES
The table below shows operating currency hedging instruments in place as of June 30, 2021. The notional amount is translated into euros at the relevant closing exchange rate.

June 30, 2021			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	3,777	(43)				3,777	(43)
of which US dollar	1,558	(30)				1,558	(30)
of which Chinese yuan renminbi	628	(8)				628	(8)
of which Singapore dollar	210	(2)				210	(2)
of which Japanese yen	145	(1)				145	(1)
of which Mexican peso	89	(2)				89	(2)
Forward currency purchases	2,068	28				2,068	28
of which US dollar	1,059	21				1,059	21
of which Singapore dollar	406	6				406	6
of which Pound sterling	61	—				61	—
of which Hungarian forint	53	—				53	—
of which Chinese yuan renminbi	50	1				50	1
Total	5,845	(15)				5,845	(15)
The above positions mainly hedge material foreign currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2021 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2021.

B.10.2. CURRENCY AND INTEREST RATE DERIVATIVES USED TO MANAGE FINANCIAL EXPOSURE
The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).
That foreign exchange exposure is hedged using derivative instruments (currency swaps or forward contracts) that alter the currency split of Sanofi’s debt once those instruments are taken into account.
The table below shows financial currency hedging instruments in place as of June 30, 2021. The notional amount is translated into euros at the relevant closing exchange rate.

	June 30, 2021
(€ million)	Notional amount		Fair value	Maximum expiry date
Forward currency sales	5,525		(78)
of which US dollar	4,203	(a)	(66)	2022
of which Mexican peso	266		(7)	2021
of which Brazilian real	102	(b)	(5)	2022
Forward currency purchases	7,984		30
of which US dollar	4,347	(c) (d)	14	2022
of which Singapore dollar	3,018	(e)	12	2022
of which Japanese yen	295		1	2021
Total	13,509		(48)
(a)Includes forward sales with a notional amount of $3,615 million expiring in 2021, designated as a hedge of Sanofi’s net investment in Bioverativ. As of June 30, 2021, the fair value of these forward contracts represented a liability of €57 million; the opposite entry was recognized in Other comprehensive income, with the impact on financial income and expense being immaterial.

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(b)Includes forward sales with a notional amount of BRL 600 million expiring in 2022, designated as a hedge of Sanofi’s net investment in Medley Farmaceutica. As of June 30, 2021, the fair value of these forward contracts represented a liability of €7 million; the opposite entry was recognized in Other comprehensive income, with the impact on financial income and expense being immaterial.
(c) Includes forward purchases with a notional amount of $1,000 million expiring in 2021 and 2022, designated as a fair value hedge of USD bond issues against fluctuations in the EUR/USD spot rate. As of June 30, 2021, the fair value of these contracts represented a liability of €5 million, with €0.3 million of that amount credited to Other comprehensive income to recognise the hedging cost.
(d) Includes currency swaps with a notional amount of $1,000 million, receive 0.22% pay EUR -0.63% expiring in 2022, designated as a cash flow hedge of $1,000 million of bond issues. As of June 30, 2021, the fair value of the swaps was a liability of €13 million.
(e) Includes forward purchases with a notional amount of SGD 1,870 million expiring in 2021, designated as fair value hedges of an equivalent portion of an intra-group loan against fluctuations in the EUR/SGD spot rate. As of June 30, 2021, the fair value of these contracts represented a liability of €2 million, of which €0.5 million was credited to Other comprehensive income to recognise the hedging cost.

To optimize the cost of debt or reduce the volatility of debt, Sanofi uses derivative instruments (interest rate swaps and cross currency swaps) to alter the fixed/floating rate split of its net debt.
The table below shows instruments of this type in place as of June 30, 2021:

								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2021	2022	2023	2024	2025 and beyond	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized Eonia / receive 0.06%	—	2,000	—	—	—	2,000	16	2,000	16	—	—	—
pay -0.57% / receive capitalized Eonia	—	600	—	—	—	600	3	—	—	600	3	1
pay capitalized SOFR USD / receive 1.03%	—	—	—	—	422	422	1	422	1	—	—	—
receive capitalized Eonia / pay 1.48% (a)	—	42	57	—	—	99	(3)	99	(3)	—	—	—
Total	—	2,642	57	—	422	3,121	17	2,521	14	600	3	1
(a)These interest rate swaps hedge fixed-rate bonds with a nominal of €99 million held in a Professional Specialized Investment Fund dedicated to Sanofi and recognized within “Loans, advances and other long-term receivables”.

B.10.3. EQUITY DERIVATIVES
During 2019, Sanofi contracted derivative instruments (collars) on 593,712 shares of Dexcom, Inc. The collars were designated as fair value hedges of the Dexcom shares, and had a fair value as of June 30, 2021 of €29 million, recognized in full within Other comprehensive income.

26	2021 Half-Year Financial Report - Sanofi

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS
For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.4. to the consolidated financial statements for the year ended December 31, 2020.
The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.5.).
Movements in liabilities related to business combinations and to non-controlling interests in the first half of 2021 are shown below:

(€ million)	Bayer contingent consideration arising from the acquisition of Genzyme	MSD contingent consideration (European Vaccines business)	Other (b)	Total (a)
Balance at January 1, 2021	104	312	189	605
New transactions	—	—	17	17
Payments made	(7)	—	(147)	(154)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (c)	(20)	20	(29)	(29)
Other movements	—	—	—	—
Currency translation differences	2	4	2	8
Balance at June 30, 2021	79	336	32	447
Of which:
•Current portion				200
•Non-current portion				247
(a)As of January 1, 2021, this comprised a non-current portion of €387 million and a current portion of €218 million.
(b)    The contingent consideration liability due to True North Therapeutics as a result of Sanofi’s acquisition of Bioverativ was settled in the first half of 2021.
(c)    Amounts mainly reported within the income statement line item Fair value remeasurement of contingent consideration.

As of June 30, 2021, Liabilities related to business combinations and to non-controlling interests mainly comprised:
~~•~~The Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011. As of June 30, 2021, Bayer was still entitled to receive the following potential payments:
–a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of 10 years, whichever is achieved first;
–milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021.
The fair value of this liability was measured at €79 million as of June 30, 2021, versus €104 million as of December 31, 2020. The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by one percentage point, the fair value of the Bayer liability would increase by approximately 1%.
•The MSD contingent consideration liability arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture, which amounted to €336 million as of June 30, 2021 versus €312 million as of December 31, 2020. The fair value of this contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted sales projections. If the discount rate were to fall by one percentage point, the fair value of the MSD contingent consideration would increase by approximately 2%.

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B.12. NON-CURRENT PROVISIONS

The table below shows movements in provisions:

(€ million)	Provisions for pensions & other post-employment benefits	Provisions for other long-term benefits	Restructuring provisions		Other provisions		Total
Balance at January 1, 2021	3,497	879	868		1,975		7,219
Increases in provisions and other liabilities	107	87	4		90		288
Provisions utilized	(63)	(74)	(4)		(58)		(199)
Reversals of unutilized provisions	(4)	(1)	(1)		(83)	(a)	(89)
Transfers	(3)	(2)	(159)	(b)	(28)		(192)
Net interest related to employee benefits, and unwinding of discount	22	1	—		4		27
Currency translation differences	37	13	1		16		67
Actuarial gains and losses on defined-benefit plans	(328)	—	—		—		(328)
Balance at June 30, 2021	3,265	903	709		1,916		6,793
(a)Amounts charged during the first half of 2021 relate mainly to provisions for products, litigation and other liabilities.
(b)This movement includes transfers between current and non-current.

Provisions for pensions and other post-employment benefits
For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits as of December 31, 2020, and of the assumptions used as of that date, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2020.
The principal assumptions used (in particular, changes in discount and inflation rates and in the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2021 to take into account changes during the first half of the year.
Actuarial gains and losses arising on pensions and other post-employment benefits and recognized in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2021 (6 months)		June 30, 2020 (6 months)		December 31, 2020 (12 months)
Actuarial gains/(losses) on plan assets	(24)		308		696
Actuarial gains/(losses) on benefit obligations	352	(a)	(454)	(b)	(963)
(a)Includes the effects of (i) the change in discount rates (in a range between +0.50% and +0.30%) and (ii) the change in the inflation rate in the United Kingdom (+0.20%) and in the Eurozone (+0.25%) in the first half of 2021.
(b)Includes the effects of (i) the change in the discount rate in the United Kingdom and the United States (-0.50%) and (ii) the change in the inflation rate in the United Kingdom (-0.05%) in the first half of 2020.

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B.13. OFF BALANCE SHEET COMMITMENTS
Off balance sheet commitments to third parties as of December 31, 2020 are presented in Note D.21.1. to the consolidated financial statements for the year ended December 31, 2020.
The principal commitments entered into, amended or discontinued during the period are described below:
▪In January 2021, Sanofi entered into a license agreement with Biond Biologics, a biopharmaceutical company developing novel immunotherapies for cancer and a platform enabling the intra-cellular delivery of biologics, for the development and commercialization of BND-22 (a humanized IgG4 antagonist antibody targeting the Ig-like transcript 2 (ILT2) receptor, in development for the treatment of solid tumors). Under the terms of the agreement, Sanofi made an upfront payment of $125 million, and could pay up to $1 billion contingent on the attainment of certain objectives.
▪On April 8, 2021, Sanofi acquired the entire share capital of Kymab (see Note B.1). The acquisition price includes milestone payments of up to $350 million contingent on the attainment of certain development objectives.
▪On April 9, 2021, Sanofi acquired Tidal Therapeutics (see Note B.1). The acquisition price includes milestone payments of up to $310 million contingent on the attainment of certain development objectives.
▪On April 16, 2021, Sanofi acquired Kiadis company, thereby terminating the 2020 license agreement.

B.14. LITIGATION AND ARBITRATION PROCEEDINGS
Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2020.

B.14.1. PRODUCTS

ZANTAC® LITIGATION IN THE US
On June 30 and July 8, 2021, the Federal MDL Court entered orders granting in part and denying in part Defendants’ motions to dismiss various aspects of Plaintiffs’ amended complaints. The rulings significantly narrowed the scope of plaintiffs’ complaints and saw the dismissal of all retailers and generic manufacturers from the MDL, leaving branded manufacturers GSK, Pfizer, Boehringer Ingelheim, and Sanofi as the defendants. As of the end of June 2021, there were 1,321 personal injury cases in the MDL, comprising 1,753 personal injury plaintiffs alleging claims against Sanofi. Separately, and as of the end of June 2021, there were 54 cases pending in California state court comprising 1,063 plaintiffs. Other cases are pending in various state courts. These state court cases still include numerous retail and generics manufacturing defendants in addition to branded manufacturers.
Overall between State and federal filings there are currently 1,501 product liability “complaints” filed. These complaints encompass 2,878 individual product liability “plaintiffs” who have all filed against Sanofi. Additional cases may be filed. It is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on Sanofi.

DEPAKINE® PRODUCT LITIGATION IN FRANCE
Administrative Actions
In July 2020, a court had recognized the responsibility of the State in 3 administrative proceedings initiated by families against the State. In March 2021, the Administrative Court did not retain any lack of information of the mother regarding the risk of neurodevelopmental disorders at the time of pregnancies occurred in 1998 and in 2001, based on the state of scientific knowledge at these dates. However, liabilities were retained against the State, the healthcare professionals and Sanofi, notably for discrepancy between the SmPC (Summary of the Product Characteristics) and the patient leaflet regarding the risk of malformations. Given that Sanofi-Aventis France (SAF) was not a party to these administrative proceedings, SAF’s arguments (i.e. notably several requests from SAF to the Health Authorities to reinforce warnings to healthcare professionals and patients in relation to Depakine®) were not considered. SAF has filed requests for voluntary intervention in these proceedings to present its arguments before the Administrative Court of Appeal.
Civil Proceedings
On July 21, 2021, a Judicial Tribunal in France dismissed a claim for damages brought against SAF regarding a child born in 1995. The Judicial Tribunal considered that the risk of occurrence of neurodevelopmental disorders in children born to mother exposed to

2021 Half-Year Financial Report - Sanofi	29

sodium valproate during pregnancy was not evidenced by the state of scientific knowledge at the time of her pregnancy. This decision might be appealed.

B.14.2. PATENTS

RAMIPRIL® CANADA PATENT LITIGATION
At the request of the parties, in June 2021, the Court ordered that the action be stayed in view of the lower court's decision in March in the Apotex vs. Lilly case. In the Lilly case, the Court dismissed Apotex's Statute of Monopolies claim by way of summary judgment. If upheld on appeal, this decision may end Apotex's claim against Sanofi, also based on the Statute of Monopolies. It is anticipated that the appeals process, through finality will take approximately 24 months.

PRALUENT® (ALIROCUMAB)-RELATED AMGEN PATENT LITIGATION IN THE US
In April 2021, Amgen filed a petition with the Court of Appeals for the Federal Circuit (“CAFC”) seeking rehearing of the February 2021 ruling. In June 2021, the CAFC denied Amgen’s petition for rehearing.

DUPIXENT® (DUPILUMAB)-RELATED AMGEN INTER PARTES REVIEWS AND PATENT LITIGATION IN THE US
Amgen filed a Petition for Writ of Certiorari to the U.S. Supreme Court challenging the Federal Circuit’s affirmance that all claims of U.S. Patent No. 8,679,487 are invalid, which petition the Court denied in June 2021. Amgen’s ‘487 patent is invalid with no further possibility of appeal. The associated district court case should be dismissed in the near term, bringing all US patent disputes involving Dupixent® to a close.

B.14.3. OTHER LITIGATION

PLAVIX® (clopidogrel) - ATTORNEY GENERAL ACTION IN HAWAII
In February 2021, the Court issued its decision, imposing penalties in the total amount of $834,012,000 against both Sanofi and Bristol Myers Squibb (BMS), with $417,006,000 being apportioned to each company. In June 2021, Sanofi and BMS appealed this judgment. To the extent this judgment or possibly a reduced judgment remains after the appeal, the judgment would be split evenly with BMS.

PLAVIX® (clopidogrel) - ATTORNEY GENERAL ACTION IN NEW MEXICO
In September 2016, the New Mexico Attorney General (AG) filed a complaint, claiming that Sanofi and Bristol Meyers Squibb (BMS) engaged in unfair and deceptive practices related to the marketing and labelling of Plavix®. The New Mexico AG specifically alleged that Plavix® had a diminished effect in patients of certain genetic backgrounds and that the Companies failed to make an earlier disclosure of this information. Discovery is underway, with a jury trial set on the court’s April 2022 trial docket.

340-B DRUG PRICING PROGRAM IN THE UNITED STATES
Sanofi is currently involved in a number of matters relating to the 340B Drug Pricing Program (a US federal program that requires drug manufacturers to supply certain products to healthcare authorities at reduced prices) in the United States.
In two of those matters, one filed in October 2020 in the United States District Court for the District of Columbia, and one in December 2020 in the US District Court for the Northern District of California, certain 340B Covered Entities and advocacy groups filed lawsuits against the US Department of Health and Human Services (“HHS”), its Secretary, its agency the Health Resources and Services Administration (“HRSA”), and HRSA’s administrator alleging that the 340B statute requires drug manufacturers, like Sanofi, to supply Contract Pharmacies with drugs discounted under the 340B Program and prohibits manufacturers from imposing conditions on the provision of such drugs to Contract Pharmacies. Plaintiffs seek, in these actions, to have the defendant agencies and their officials enforce plaintiffs’ interpretation of the 340B statute. Sanofi, along with certain other drug manufacturers, have filed a motion to intervene in these lawsuits. The lawsuit pending in the District of Columbia is currently stayed and the lawsuit pending in the Northern District of California was dismissed without prejudice.
In January 2021, an advocacy group, on behalf of a number of Covered Entities, filed an Administrative Dispute Resolution (“ADR”) proceeding before HRSA against Sanofi and two other drug manufacturers seeking to require the named manufacturers to supply Contract Pharmacies with drugs discounted under the 340B Program without imposing conditions.
In February 2021, the Vermont Attorney General issued a Civil Investigative Subpoena seeking certain information about Sanofi’s 340B program participation.
In addition to these matters, in January 2021, Sanofi filed a lawsuit against HHS, its Secretary, its General Counsel, HRSA, and HRSA’s administrator in the US District Court for the District of New Jersey. Sanofi’s lawsuit challenges: (i) under the Administrative Procedure Act, an Advisory Opinion issued by the HHS Office of General Counsel on December 30, 2020, which concludes that drug manufacturers are legally obligated to provide drugs discounted under the 340B program to Contract Pharmacies and that

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drug manufacturers may not impose conditions on the provision of such drugs to Contract Pharmacies; and (ii) under the United States Constitution and the Administrative Procedure Act, an ADR Rule, issued by HHS on December 10, 2020, which establishes certain procedures for disputes between Covered Entities and drug manufacturers participating in the 340B Program.
On February 2, 2021, Sanofi filed a motion for a preliminary injunction, seeking to enjoin the ADR Rule on the basis of Sanofi’s constitutional injuries. On March 16, 2021, while Sanofi’s motion was still pending, a district court in the Southern District of Indiana granted the drug manufacturer Eli Lilly’s motion for a preliminary injunction against the ADR Rule. On April 19, 2021, the government filed a motion to dismiss the amended complaint and for summary judgment.
On May 17, 2021, the HRSA sent Sanofi a letter indicating that HRSA had determined that Sanofi’s initiative violates Section 340B and that Sanofi had overcharged certain covered entities. HRSA’s letter threatened Sanofi with enforcement actions, including civil monetary penalties (“CMPs”), if Sanofi continued to operate its initiative. Five other manufacturers received a similar letter. On June 1, 2021, Sanofi sent a response to HRSA stating that the legality of Sanofi’s initiative was being litigated in court and explaining why it complies with the 340B statute, why HRSA’s letter violates the Administrative Procedure Act (“APA”) and why CMPs would be inappropriate.
In June 2021, the District of Delaware entered summary judgment in AstraZeneca’s favor on its APA claim that the Advisory Opinion is arbitrary and capricious and vacated the Advisory Opinion.

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B.15. OTHER OPERATING INCOME AND EXPENSES
Other operating income amounted to €409 million in the first half of 2021 (versus €281 million in the first half of 2020), and Other operating expenses to €709 million (versus €693 million in the first half of 2020).
The main items included in Other operating income in the first half of 2021 were: (i) income from pharmaceutical partners of €100 million (versus €92 million in the first half of 2020), of which €88 million came from Regeneron (versus €79 million in the first half of 2020, see table below); (ii) gains on disposals of assets and operations of €156 million, primarily on divestments of mature products (versus €147 million in the first half of 2020); and (iii) a payment of €119 million from Daiichi Sankyo relating to the ending of a collaboration on vaccines in Japan.
Other operating expenses for the first half of 2021 included €643 million of expenses relating to the alliance with Regeneron (versus €525 million in the first half of 2020), as shown in the table below.

(€ million)	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Income & expense related to profit/loss sharing under the Monoclonal Antibody Alliance	(521)	(341)	(727)
Additional share of profit paid by Regeneron towards development costs	51	35	75
Reimbursement to Regeneron of selling expenses incurred	(116)	(176)	(349)
Total: Monoclonal Antibody Alliance	(586)	(482)	(1,001)
Immuno-Oncology Alliance	37	44	89
Other (mainly Zaltrap®)	(6)	(8)	(14)
Other operating income/(expenses), net related to Regeneron Alliance	(555)	(446)	(926)
of which amount presented in Other operating income	88	79	164

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS
Restructuring costs and similar items comprise the following:

(€ million)	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Employee-related expenses	72	642	690
Charges, gains or losses on assets(a)	65	62	149
Compensation for early termination of contracts (other than contracts of employment)	10	11	40
Decontamination costs	—	—	(2)
Other restructuring costs	180	43	187
Total	327	758	1,064
(a) This line consists of impairment losses and accelerated depreciation charges related to site closures (including leased sites), and gains or losses on divestments of assets arising from reorganization decisions made by Sanofi.

The €431 million year-on-year decrease in restructuring costs and similar items mainly reflects a reduction in employee-related expenses, which were higher in the first half of 2020 following the June 2020 announcement of plans to adapt Sanofi’s organization (primarily in Europe) in line with the new “Play to Win” strategy. That effect was partly offset by increased costs relating to transformational projects, primarily those associated with the creation of the new standalone Consumer Healthcare entity and of EUROAPI (the new European market leader in active pharmaceutical ingredients), and with the implementation of Sanofi’s new digital strategy.

B.17. OTHER GAINS AND LOSSES, AND LITIGATION
No items were recorded within Other gains and losses, and litigation in the first half of 2021. This compares with a net gain of €136 million in the first half of 2020, mainly comprising a gain on the sale of operations related to the Seprafilm® product.

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B.18. FINANCIAL EXPENSES AND INCOME
An analysis of financial expenses and income is set forth below:

(€ million)	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Cost of debt (a)	(168)	(166)	(328)
Interest income (b)	30	66	103
Cost of net debt	(138)	(100)	(225)
Non-operating foreign exchange gains/(losses)	4	2	(6)
Unwinding of discounting of provisions (c)	(5)	(6)	(11)
Net interest cost related to employee benefits	(23)	(32)	(59)
Gains/(losses) on disposals of financial assets	3	—	6
Net interest expense on lease liabilities	(15)	(19)	(38)
Other	13	(12)	(4)
Net financial income/(expenses)	(161)	(167)	(337)
comprising: Financial expenses	(189)	(198)	(390)
Financial income	28	31	53
(a)Includes net gain/(loss) on interest rate and currency derivatives used to manage debt: €5 million in the first half of 2021, €58 million in the first half of 2020, and €93 million over the whole of 2020.
(b)Includes net gain/(loss) on interest rate and currency derivatives used to manage cash and cash equivalents: €28 million in the first half of 2021, €37 million in the first half of 2020, and €66 million over the whole of 2020.
(c)Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).

The impact of the ineffective portion of hedging relationships was not material in either 2021 or 2020.

B.19. INCOME TAX EXPENSE
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.
The table below shows the allocation of income tax expense between current and deferred taxes:

(€ million)	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Current taxes	(806)	(1,127)	(1,912)
Deferred taxes	124	133	99
Total	(682)	(994)	(1,813)
Income before tax and investments accounted for using the equity method	3,452	9,941	13,804

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The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2021 (6 months)(a)	June 30, 2020 (6 months)(a)	December 31, 2020 (12 months)
Standard tax rate applicable in France	28.4	32.0	32.0
Difference between the standard French tax rate and the rates applicable to Sanofi (b)	(10.1)	(20.2)	(18.2)
Revisions to tax exposures and settlements of tax disputes	1.0	0.2	0.5
Fair value remeasurement of contingent consideration liabilities	0.2	(0.1)	—
Other (c)	0.3	(1.9)	(1.2)
Effective tax rate	19.8	10.0	13.1
(a)Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(b)The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France. For 2020, this line includes the difference between the standard French tax rate and the tax rate applicable to the gain on divestment of Regeneron shares.
(c)In determining the amount of the deferred tax liability for 2020, Sanofi look into account changes in the ownership structure of certain subsidiaries.

B.20. SEGMENT INFORMATION
As indicated in Note B.26. to the consolidated financial statements for the year ended December 31, 2020, Sanofi has three operating segments: Pharmaceuticals, Vaccines and Consumer Healthcare.
The Pharmaceuticals segment comprises, for all geographical territories, the commercial operations of the following global franchises: Specialty Care (Dupixent®, Neurology & Immunology, Rare Diseases, Oncology, and Rare Blood Disorders) and General Medicines (Diabetes, Cardiovascular, and Established Prescription Products), together with research, development and production activities dedicated to the Pharmaceuticals segment. This segment also includes associates whose activities are related to pharmaceuticals. Following the transaction of May 29, 2020, Regeneron is no longer an associate of Sanofi (see Note D.1. to our consolidated financial statements for the year ended December 31, 2020). Consequently, the Pharmaceuticals segment no longer includes Sanofi’s equity-accounted share of Regeneron’s profits for all the periods presented in that note.
The Vaccines segment comprises, for all geographical territories, the commercial operations of Sanofi Pasteur, together with research, development and production activities dedicated to vaccines.
The Consumer Healthcare segment comprises, for all geographical territories, the commercial operations for Sanofi’s Consumer Healthcare products, together with research, development and production activities dedicated to those products.
Inter-segment transactions are not material.
The costs of Sanofi’s global support functions (External Affairs, Finance, Human Resources, Legal Affairs, Information Solutions & Technologies, Sanofi Business Services, etc.) are mainly managed centrally at group-wide level. The costs of those functions are presented within the “Other” category. That category also includes other reconciling items such as retained commitments in respect of divested activities.
Following the Capital Markets Day held in February 2021, Sanofi changed the presentation of net sales within the General Medicines and Consumer Healthcare GBUs, and also reallocated certain expenses. In particular, IT costs relating to our new digital organization – previously allocated to the Pharmaceuticals, Vaccines, and Consumer Healthcare segments – are now included within the “Other” segment. The 2020 segmental results presented below have been amended for comparative purposes in order to reflect those adjustments.

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B.20.1. SEGMENT RESULTS

B.20.1.1. Analysis of net sales
The table below sets forth net sales for the six months ended June 30, 2021 and June 30, 2020:

(€ million)		Europe	United States	Other countries	June 30, 2021	Europe	United States	Other countries	June 30, 2020
Pharmaceuticals		3,575	4,892	4,729	13,196	3,347	4,806	4,867	13,020
General Medicines		2,228	1,262	3,728	7,218	2,232	1,458	3,928	7,618
of which	Lantus®	246	429	614	1,289	281	474	662	1,417
	Toujeo®	195	120	185	500	188	143	165	496
	Praluent®	75	5	24	104	56	68	22	146
	Multaq®	12	132	7	151	12	135	7	154
	Lovenox®	368	15	385	768	298	15	317	630
	Plavix® (1)	60	5	420	485	66	4	438	508
	Generics (1)	4	70	320	394	5	75	341	421
Specialty Care		1,347	3,630	1,001	5,978	1,115	3,348	939	5,402
of which	Aubagio®	264	666	64	994	231	775	62	1,068
	Cerezyme®	124	83	136	343	125	90	153	368
	Myozyme/Lumizyme®	200	180	103	483	193	178	101	472
	Fabrazyme®	111	190	111	412	98	206	109	413
	Eloctate®	—	216	62	278	—	234	96	330
	Jevtana®	75	119	46	240	92	123	56	271
	Dupixent®	289	1,740	261	2,290	174	1,310	150	1,634
Vaccines		244	626	1,067	1,937	281	491	1,064	1,836
of which	Polio/Pertussis/Hib vaccines	145	241	667	1,053	162	183	714	1,059
	Influenza vaccines	18	—	178	196	5	13	161	179
Consumer Healthcare (2)		653	570	979	2,202	717	583	1,024	2,324
of which	Allergy	34	200	109	343	36	214	131	381
	Pain Care	250	91	187	528	244	98	207	549
	Digestive Wellness	200	61	312	573	192	36	263	491
Total net sales		4,472	6,088	6,775	17,335	4,345	5,880	6,955	17,180
(1)     Sanofi has altered the presentation of net third-party sales by franchise at the level of the General Medicines GBU. Industrial sales (primarily of active ingredients and semi-finished products) to third parties such as CMOs are now grouped together separately. Previously, such sales were presented within the Diabetes franchise and the Cardiovascular & Established Prescription Products franchises, on the line for the relevant product.
(2)     For the Consumer Healthcare GBU, Sanofi has adopted a more granular presentation by introducing new sub-categories that reflect consumer trends and the strengths and opportunities of the portfolio.

B.20.1.2. Business operating income
Sanofi reports segment results on the basis of “Business operating income”, a non-GAAP financial measure used internally by the chief operating decision maker to measure the performance of each operating segment and to allocate resources.
Certain costs have been reclassified from operating segments to the “Other” segment for 2020.
“Business operating income” is derived from Operating income, adjusted as follows:
•the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration (relating to business combinations or divestments) and Other gains and losses, and litigation are eliminated;
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;
•the share of profits/losses from investments accounted for using the equity method is added (for 2020, this excludes Regeneron for the period to May 29, 2020 - see Note D.1. to the consolidated financial statements for the year ended December 31, 2020);
•net income attributable to non-controlling interests is deducted;

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•other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments accounted for using the equity method) are eliminated;
•restructuring costs relating to investments accounted for using the equity method are eliminated; and
•for 2020, the gain on the divestment of Regeneron shares dated May 29, 2020 is eliminated (this elimination does not include the gain on the remeasurement of the 400,000 retained shares at market value as of that date).
Segment results are shown in the table below:

	June 30, 2021 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Other	Total
Net sales	13,196	1,937	2,202	—	17,335
Other revenues	108	461	27	—	596
Cost of sales	(3,403)	(1,254)	(753)	(131)	(5,541)
Research and development expenses	(2,041)	(316)	(69)	(237)	(2,663)
Selling and general expenses	(2,480)	(359)	(700)	(991)	(4,530)
Other operating income and expenses	(466)	121	23	22	(300)
Share of profit/(loss) from investments accounted for using the equity method	13	8	5	—	26
Net income attributable to non-controlling interests	(16)	—	(4)	—	(20)
Business operating income	4,911	598	731	(1,337)	4,903

	June 30, 2020 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Other	Total
Net sales	13,020	1,836	2,324	—	17,180
Other revenues	70	474	30	—	574
Cost of sales	(3,406)	(1,176)	(781)	(144)	(5,507)
Research and development expenses	(2,065)	(319)	(69)	(239)	(2,692)
Selling and general expenses	(2,388)	(369)	(744)	(1,106)	(4,607)
Other operating income and expenses	(150)	4	21	(130)	(255)
Share of profit/(loss) from investments accounted for using the equity method	4	—	7	—	11
Net income attributable to non-controlling interests	(17)	—	(4)	—	(21)
Business operating income (a)	5,068	450	784	(1,619)	4,683
(a)     2020 figures have been adjusted to take account of the reallocation of certain expenses (in particular IT costs related to Sanofi’s new digital organization) from the Pharmaceuticals, Vaccines and Consumer Healthcare operating segments to the “Other” segment.

	December 31, 2020 (12 months)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Other	Total
Net sales	25,674	5,973	4,394	—	36,041
Other revenues	128	1,141	59	—	1,328
Cost of sales	(6,980)	(3,312)	(1,528)	(284)	(12,104)
Research and development expenses	(4,170)	(682)	(153)	(524)	(5,529)
Selling and general expenses	(4,926)	(789)	(1,419)	(2,256)	(9,390)
Other operating income and expenses	(490)	4	53	(129)	(562)
Share of profit/(loss) from investments accounted for using the equity method	5	2	9	—	16
Net income attributable to non-controlling interests	(33)	—	(5)	—	(38)
Business operating income (a)	9,208	2,337	1,410	(3,193)	9,762
(a) 2020 figures have been adjusted to take account of the reallocation of certain expenses (in particular IT costs related to Sanofi’s new digital organization) from the Pharmaceuticals, Vaccines and Consumer Healthcare operating segments to the “Other” segment.

36	2021 Half-Year Financial Report - Sanofi

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and investments accounted for using the equity method:

(€ million)	June 30, 2021 (6 months)	June 30, 2020 (6 months)	December 31, 2020 (12 months)
Business operating income	4,903	4,683	9,762
Share of profit/(loss) from investments accounted for using the equity method (a)	(26)	(11)	(16)
Net income attributable to non-controlling interests (b)	20	21	38
Amortization and impairment of intangible assets	(953)	(1,206)	(2,011)
Fair value remeasurement of contingent consideration	(4)	54	124
Expenses arising from the impact of acquisitions on inventories	—	(36)	(53)
Restructuring costs and similar items	(327)	(758)	(1,064)
Other gains and losses, and litigation(c)	—	136	136
Gain on divestment of Regeneron shares on May 29, 2020(d)	—	7,225	7,225
Operating income	3,613	10,108	14,141
Financial expenses	(189)	(198)	(390)
Financial income	28	31	53
Income before tax and investments accounted for using the equity method	3,452	9,941	13,804
(a)Excludes (i) restructuring costs and (ii) expenses arising from the impact of acquisitions on investments accounted for using the equity method.
(b)Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(c)For 2020, this line mainly comprises the gain on the sale of operations related to the Seprafilm® product to Baxter.
(d)For 2020, this line includes the gain on the sale of (i) 13 million shares of Regeneron common stock in the registered public offering and (ii) the 9.8 million shares repurchased by Regeneron, but does not include the gain arising from the remeasurement of the 400,000 retained shares at market value of May 29, 2020.

B.20.2. OTHER SEGMENT INFORMATION
The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.
The principal investments accounted for using the equity method in the Pharmaceuticals segment are entities majority owned by MSP Vaccine Company, and Infraserv GmbH & Co. Höchst KG (see Note B.5.).
Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2021
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Total
Investments accounted for using the equity method	144	70	—	214
Acquisitions of property, plant and equipment	445	196	27	668
Acquisitions of other intangible assets	263	81	6	350

	June 30, 2020
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Total
Investments accounted for using the equity method	149	44	3	196
Acquisitions of property, plant and equipment	294	181	27	502
Acquisitions of other intangible assets	153	21	6	180

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	December 31, 2020
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Total
Investments accounted for using the equity method	154	47	—	201
Acquisitions of property, plant and equipment	755	404	95	1,254
Acquisitions of other intangible assets	532	322	6	860

B.20.3. INFORMATION BY GEOGRAPHICAL REGION
The geographical information on net sales provided below is based on the geographical location of the customer.
In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, pre-funded pension obligations, and right-of-use assets as determined under IFRS 16.

	June 30, 2021
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	17,335	4,472	1,087	6,388	6,088	6,475
Non-current assets:
•property, plant and equipment	9,503	5,874	3,162	2,699	1,996	930
•goodwill	44,979	—	—	—	—	—
•other intangible assets	19,466	7,272	—	10,895	—	1,299

	June 30, 2020
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	17,180	4,345	1,061	6,151	5,880	6,684
Non-current assets:
•property, plant and equipment	9,368	5,683	3,067	2,756	2,153	929
•goodwill	45,254	—	—	—	—	—
•other intangible assets	17,021	6,544	—	8,838	—	1,639

	December 31, 2020
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	36,041	9,151	2,223	14,060	13,465	12,830
Non-current assets:
•property, plant and equipment	9,365	5,895	3,189	2,542	1,899	928
•goodwill	44,364	—	—	—	—	—
•other intangible assets	18,421	6,278	—	10,675	—	1,468
As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2020, goodwill is not allocated by geographical region.

B.20.4. PRINCIPAL CUSTOMERS AND CREDIT RISK
Sales generated by Sanofi with its biggest customers, in particular certain wholesalers in the United States, represented 24% of net sales in the first half of 2021. Sanofi’s three largest customers respectively accounted for approximately 11%, 8% and 5% of consolidated net sales in the first half of 2021, mostly in the Pharmaceuticals segment (versus approximately 9%, 6% and 5% in the first half of 2020).

38	2021 Half-Year Financial Report - Sanofi

C/ EVENTS SUBSEQUENT TO JUNE 30, 2021
On July 15, 2021, Sanofi and Kiadis Pharma N.V. announced that the conversion of Kiadis from a public limited liability company into a private limited liability company, following the delisting of Kiadis shares on Euronext Amsterdam and Euronext Brussels on May 25, 2021 and the resolution adopted by the company’s shareholders at the General Meeting of March 30, 2021 would be postponed until the end of the statutory buy-out procedure initiated by Sanofi at the end of the initial tender offer acceptance period.

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